FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2007

Commission File Number: 001-11960

ASTRAZENECA PLC
(Translation of registrant’s name into English)

15 Stanhope Gate
London, England W1K 1LN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTRAZENECA PLC

Date:	April 26, 2007	By:	/s/ Justin W. Hoskins
			Name:	Justin W. Hoskins
			Title:	Assistant Secretary

Exhibit Index

Exhibit	Description

99.1	Press Release issued by AstraZeneca PLC and MedImmune, Inc. on April 23, 2007
99.2	Agreement and Plan of Merger by and among MedImmune, Inc., AstraZeneca PLC and AstraZeneca Biopharmaceuticals Inc. dated as of April 22, 2007